Exhibit 99.1

Itaú Unibanco's profit totals R$6.8 billion in the third quarter, driven by the increase in commissions and fees and revenue from loan operations

Earnings are up 34.8% on a year-on-year basis

iti, Itaú's digital bank, reaches 10 million clients

Efficiency ratio decreased 4 percentage points year-on-year, *reflecting productivity gains and technology investments*

São Paulo, November 3, 2021 - In the third quarter of 2021, Itaú Unibanco's recurring managerial result totaled R$ 6.8 billion, up 34.8% year-on-year with recurring managerial return on equity annualized of 19.7%. Results were mainly due to the increase in financial margin with clients, driven by the loan portfolio growth, a lower cost of credit, as a result of the good quality of the portfolio, and growth of commissions and fees, driven by the gradual resumption of economic activity and to commercial based initiatives.

In R$ millions (except where otherwise indicated)	3Q21	3Q20	%	2Q21	%
Recurring Managerial Result	6,779	5,030	34.8%	6,543	3.6%
Recurring Managerial Return on Average Equity - Annualized	19.7%	15.7%	400 bps	18.9%	80 bps
Total Loan Portfolio[1]	962,335	846,994	13,6%	909,055	5.9%
NPL 90 days – Total	2.6%	2.2%	40 bps	2.3%	30 bps

(1) It includes financial guarantees provided and corporate securities.

The importance of digital means to attract and serve the bank's clients continues to grow as an add-on to in-person service. In the third quarter of 2021, 5.7 million clients were digitally acquired. NPS for the Super App (mobile channel for individuals) reached 77 points in September 2021.

"Our priority agenda of cultural transformation and digitalization has been making significant headway. The improvement of our NPS of the Super App – which closed September 2021 with 77 points –, the ongoing growth of digital channels in connection with our client relations and iti's strong growth are concrete examples of this transformation. We still have plenty of work ahead, but these indicators are fairly encouraging since they prove we are on the right track to build, together with our clients, the bank of the future".

Milton Maluhy Filho
Itaú Unibanco's CEO

iti, Itaú Unibanco's major fully digital banking initiative, reached 10 million clients. In the third quarter of 2021, there were more than 2.2 million new clients, of which 85% non-account holders. In addition to being in high numbers, iti's clients are young and with a great potential to strengthen their relationship with Itaú Unibanco over time.

This data supports the iVarejo (iRetail Banking) 2030 project, which transforms client experience by integrating physical and digital interactions. One of the long-term goals of the project is to increase the digital sales of the bank fourfold, to account for 50% of the bank's revenue by 2025.

"Analyzed together with the figures for the first semester, the recurring managerial result of R$6.8 billion in the third quarter, with a ROE of 19.7%, reveals a consistent trajectory of recovery. We managed to overcome the most critical moments of 2020 and strengthened ourselves for future challenges. Itaú Unibanco has all the conditions – good provisions, NPL at historically low levels, sustainable growth in volumes and portfolios – to end 2021 with solid deliveries and start 2022 following this growth trajectory".

Alexsandro Broedel
Itaú Unibanco's CFO

Total loan portfolio[1], meanwhile, was up 13.6% year-on-year, reaching R$962 billion in September 2021. This increase reflects the performance of the loan portfolios for individuals and very small, small and middle-market companies, which increased 27.8% and 19.4%, respectively, in the same period.

For individuals, the increase was driven by the volumes of guaranteed credit lines, such as mortgage loans (54.2%) and vehicle financing (30.8%) on a year-on-year basis. Additionally, the highlights were the increases, on a year-on-year basis, in personal loans (4.6%) and credit card (25.1%), lines that follow a growth recovery trajectory driven by reduced social distancing due to the COVID-19 pandemics.

Cost of credit, which includes provision for loan losses, totaled R$5.2 billion in the third quarter of 2021, down 17.2% on a year-on-year basis, driven by increased provisioning requirements in the first half of 2020, as a consequence of the change in the macroeconomic scenario and of the good credit quality trends noted over 2021. Between July and September 2021, provision for loan losses was R$5.5 billion, down 12.8% on a year-on-year basis.

The 90-day NPL ratio reached 2.6%, up 40 basis points on a year-on-year basis.

As a result of the economic recovery and higher levels of capital market activity, commissions and fees and revenues from insurance operations were up 4.3% on a year-on-year basis, fostered by increased investment banking activities in public offerings, growth in revenues from credit and debit cards, both for issuing and acquiring activities, and higher gains from performance fees in fund management. It is worth mentioning that, unlike 2020, results do not include the contribution of XP Inc. operation, whose share in capital was segregated from Itaú Unibanco's business line on May 31, 2021.

Non-interest expenses reached R$12.8 billion in the third quarter of 2021, up 1.1% year-on-year, in spite of the partial impact of the 10.97% salary adjustment driven by the collective bargaining labor agreement on our personnel expenses. The efficiency program of the bank has significantly helped the improvement of this performance. Accordingly, efficiency ratio decreased 400 basis points on a year-on-year basis, reflecting productivity gains arising from continuous technology investments.

As part of the positive impact agenda, Itaú Unibanco has also formally joined the Net-Zero Banking Alliance (NZBA), an UN-led global banking alliance in line with the Paris Agreement to mobilize the funds required for a global net zero emission economy. The bank's strategy, which is already carbon neutral for direct emissions (scopes 1 and 2), is to provide active and customized help to its clients in their own transition processes to a low carbon economy, thus decreasing their indirect emissions (scope 3). Based on its expertise and financing capacity, the bank aims at reducing total emissions (scopes 1, 2 and 3) by 50% by 2030 and become carbon neutral by 2050.

Also in October 2021, aimed at contributing to the financial education of Brazilian people, and in partnership with Editora Globo, Itaú Unibanco launched Inteligência Financeira (financial intelligence), an independent platform focused on creating content in the finance world, mainly investments. The proposal is to offer information to both experienced investors who want to improve their knowledge and first-time investors who want to feel safer to begin their journey. Content is available on the website https://inteligenciafinanceira.com.br/ and in our social media (@sigaif) at Facebook, Instagram, Twitter, LinkedIn and Youtube. Further information on results is available on Itaú Unibanco’s Investor Relations website: www.itau.com.br/relacoes-com-investidores. Corporate Communication – Itaú Unibanco imprensa@itau-unibanco.com.br